UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 1)*

Gravity Co., Ltd.

(Name of Issuer)

Common Stock, Par Value Won 500 Per Share

(Title of Class of Securities)

38911N107

(CUSIP Number)

Keiko Nakajima

Heartis Inc.

Step Roppongi Building 2F

8-10 Roppongi 6-chome, Minato-ku,

Tokyo 106-0032, Japan

Telephone No.: 81-3-6888-7038

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 10, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38911N107	13D	Page 1

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Heartis Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION JAPAN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 3,640,619
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 3,640,619

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,640,619
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.4%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 38911N107	13D	Page 1

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Inter Operations Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION JAPAN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 3,640,619
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 3,640,619

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,640,619
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.4%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 38911N107	13D	Page 1

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Taizo Son
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION KOREA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 3,640,619
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 3,640,619

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,640,619
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.4%
14	TYPE OF REPORTING PERSON IN

This Amendment No. 1 (this “Amendment No. 1”) amends the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) on February 22, 2008, relating to the common stock (the “Common Stock”), par value Won 500 per share, of Gravity Co., Ltd., a corporation organized under the laws of Korea (the “Company”). Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged.

All capitalized terms used, but not defined, in this Amendment No. 1 are defined in the Schedule 13D. The summary descriptions (if any) contained herein of certain agreements and documents are qualified in their entirety by reference to the complete text of such agreements and documents filed as Exhibits hereto or incorporated herein by reference.

- i -

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety as follows:

The information set forth under Item 3 of Schedule 13D above is incorporated herein by reference.

On February 14, 2008, Heartis executed a share subscription agreement (the “Share Subscription Agreement”) with GungHo, which was revised by a memorandum of agreement (the “Memorandum of Agreement”) on March 10, 2008 to reflect a corrected aggregate consideration, pursuant to which, on April 1, 2008, Heartis will transfer the Shares to GungHo as a contribution in kind for 24,308 newly issued shares of common stock of GungHo. The number of shares to be issued by GungHo was determined based on an aggregate valuation of the Shares of 4,035,128,000 Japanese Yen. GungHo will obtain the legal title to the Shares when such contribution in kind is made. The consummation of the Share Subscription Agreement is not subject to any conditions. An English translation of the Memorandum of Agreement is attached hereto as Exhibit A and is hereby incorporated by reference herein.

Heartis is acquiring the Shares in order to facilitate the acquisition of the Shares by GungHo through a non-cash transaction. GungHo wishes to acquire the Shares in order to establish and maintain a strategic relationship with the Company to, among other things, explore the development and marketing of products and services through a synergy to be created by harnessing GungHo’s strengths in multi platform delivery with the Company’s game development process.

Except as set forth in this Item 4, the Reporting Persons do not have any plans or proposals which relate to or would result in the acquisition or disposition of Common Stock by it or any of the other events described in Items 4(a) through 4(j) of Schedule 13D.

- ii -

Item 7.	Material to be Filed as Exhibits.

Exhibit A – English translation of the Memorandum of Agreement, dated as of March 10, 2008, by and between Heartis Inc. and GungHo Online Entertainment, Inc.

- iii -

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 19, 2008

Heartis Inc.

By:	/s/ Taizo Son
Name:	Taizo Son
Title:	Chief Executive Officer

Inter Operations Inc.

By:	/s/ Taizo Son
Name:	Taizo Son
Title:	Director

/s/ Taizo Son
Taizo Son